Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 85-I dated June 25, 2007	Term Sheet No. 1 to Product Supplement No. 85-I Registration Statement No. 333-130051 Dated June 25, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co.
$
Principal Protected Notes Linked to a Weighted Basket Consisting of Seven Commodities and the Performance of the European Union Euro Relative to the U.S. Dollar due June 30, 2011

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 30, 2011*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of seven commodity components and one currency component over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity. Your investment in the notes may only yield a positive return if a broad-based rise in commodity and currency values occurs across diverse markets over the term of the notes.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about June 26, 2007 and are expected to settle on or about June 29, 2007.

Key Terms

Basket:

The notes are linked to an equally weighted basket consisting of Primary Aluminum (“Aluminum,” Bloomberg symbol “LOAHDY”), Copper Grade A (“Copper,” Bloomberg symbol “LOCADY”), Corn (“Corn,” Bloomberg symbol “C 1”); WTI Crude Oil (“Crude Oil,” Bloomberg symbol “CL1”); Gold (“Gold,” Bloomberg symbol “GOLDLNPM”); Natural Gas (“Natural Gas,” Bloomberg symbol “NG1”); Silver (“Silver,” Bloomberg symbol “SLVRLN”) (each a “Basket Commodity,” and together, the “Basket Commodities”); and the performance of the European Union euro (the “Basket Currency” or “EUR”) relative to the U.S. dollar (the “Reference Currency”) (each Basket Commodity and the Basket Currency, a “Basket Component,” and together, the “Basket Components”).

Commodity Weightings:

The Aluminum Weighting, the Copper Weighting, the Corn Weighting, the Crude Oil Weighting, the Gold Weighting, the Natural Gas Weighting, the Silver Weighting and the Euro Weighting are each equal to 12.50% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	At least 175%. The actual Participation Rate will be determined on the pricing date and will not be less than 175%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be June 26, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on the Observation Date will be calculated as follows:

100 x [1 + (Aluminum Return * Aluminum Weighting) + (Copper Return * Copper Weighting) + (Corn Return * Corn Weighting) + (Crude Oil Return * Crude Oil Weighting) + (Gold Return * Gold Weighting) + (Natural Gas Return * Natural Gas Weighting)+ (Silver Return * Silver Weighting) + (EUR Return * EUR Weighting)]

The returns set forth in the formula above reflect the performance of each Basket Component from the relevant starting level or Starting Spot Rate on the pricing date to the closing level or Ending Spot Rate on the Observation Date. For more information on the calculation of the returns for the Basket Components, see “Selected Purchase Considerations — Basket Component Returns” in this term sheet.

Observation Date:	June 27, 2011*
Maturity Date:	June 30, 2011*
CUSIP:
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 85-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-12 of the accompanying product supplement no. 85-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 85-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $22.50 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $2.50 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $22.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $50.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-43 of the accompanying product supplement no. 85-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 25, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 85-I dated June 25, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 85-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 85-I dated June 25, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002565/e27694_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Term

Currency Business Day — A “currency business day,” with respect to the European Union euro, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occurs in London.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero.
  † The Participation Rate will be determined on the pricing date and will not be less than 175%.
  BASKET COMPONENT RETURNS — The Aluminum Return and the Copper Return reflect the performance of each relevant Basket Commodity, expressed as a percentage, from the official U.S. dollar cash buyer settlement price quoted by the London Metal Exchange (the “LME”) on the pricing date to the official U.S. dollar cash buyer settlement price quoted by the LME for such Basket Commodity on the Observation Date. The Crude Oil Return and the Natural Gas Return reflect the performance of each relevant Basket Commodity, expressed as a percentage, from the official U.S. dollar cash buyer settlement price (in the case of Crude Oil, per barrel of the first nearby WTI light sweet crude oil futures contract; and in the case of Natural Gas, per million British thermal units of the first nearby Henry Hub natural gas futures contract) quoted by the New York Mercantile Exchange (the “NYMEX”) on the pricing date to the official U.S. dollar cash buyer settlement price per quoted by the NYMEX for such Basket Commodity on the Observation Date. The Corn Return reflects the performance of Corn, expressed as a percentage, from the official U.S. dollar settlement price per bushel of the first nearby futures contract for #2 Yellow Corn (expressed in cents) quoted by the Chicago Board of Trade (the “CBOT”) on the pricing date to the official U.S. dollar settlement price per bushel of the first nearby futures contract for #2 Yellow Corn (expressed in cents) quoted by the CBOT on the Observation Date. The Gold Return reflects the performance of Gold, expressed as a percentage, from the official afternoon Gold fixing level in U.S. dollars per troy ounce quoted by the London Bullion Market Association (the “LBMA”) on the pricing date to the official afternoon Gold fixing level in U.S. dollars per troy ounce quoted by the LBMA on the Observation Date. The Silver Return reflects the performance of Silver, expressed as a percentage, from the official Silver fixing level in U.S. dollars per troy ounce (expressed in cents) quoted by the LBMA on the pricing date to the official Silver fixing level in U.S. dollars per troy ounce (expressed in cents) quoted by the LBMA on the Observation Date. The EUR Return is the performance of the European Union euro, expressed as a percentage, from the Spot Rate of the European Union euro in the interbank market on the pricing date to the Spot Rate of such Basket Currency on the Observation Date. The Starting Spot Rate for the European Union euro will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account either applicable intraday trades or the rates displayed on Reuters page WMRSPOT05 and is expressed as the amount of U.S. dollars per one European Union euro. The Spot Rate on a given date that falls after the pricing date are the amounts reported by Reuters Group PLC on page WMRSPOT05, and is expressed as the amount of U.S. dollars per one European Union euro at approximately 6:00 p.m., New York City time, on such date (the “Spot Rate”). For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 85-I.
  DIVERSIFICATION AMONG THE BASKET COMPONENTS — The return on the notes is linked to the value of a group of commodities and the performance of the European Union euro relative to the U.S. dollar. An investment in the notes enables you to participate in potential increases in the value of these commodities and the value of the European Union euro relative to the U.S. dollar during the term of the notes. The Basket consists of seven commodities — Aluminum and Copper, which trade on the LME; Corn, which trades on the CBOT; Gold and Silver, which trade on the LBMA; and Crude Oil and Natural Gas, which trade on the NYMEX — and the performance of the European Union euro relative to the U.S. dollar. The value of the Basket is based on the official U.S. dollar cash buyer settlement price per metric ton of Aluminum and Copper quoted by the LME, the official U.S. dollar cash buyer settlement price per barrel of Crude Oil of the first nearby WTI light sweet crude oil futures contract, quoted by the NYMEX, the official U.S. dollar cash buyer settlement price per million British thermal units of Natural Gas of the first nearby Henry Hub natural gas futures contract, quoted by the NYMEX, the official U.S. dollar settlement price per bushel of the first nearby futures contract for #2 Yellow Corn (expressed in cents) quoted by the CBOT, the official afternoon Gold

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of Seven Commodities and the Performance of the European Union Euro Relative to the U.S. Dollar	TS-1
  fixing level in U.S. dollars per troy ounce of Gold quoted by the LBMA, and the official Silver fixing level in U.S. dollars per troy ounce of Silver (expressed in cents) quoted by the LBMA, in each case as reported by Bloomberg Financial Markets; and for the European Union euro, the Spot Rate for the European Union euro relative to the U.S. dollar on the applicable dates as set forth on the cover of this term sheet, as reported by Reuters Group PLC on page WMRSPOT05. For additional information about the Basket and each Basket Component, please see “The Basket” in the accompanying product supplement no. 85-I.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 85-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced June 25, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 5.58%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.58%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Commodities, the Basket Currency, the Reference Currency or contracts relating to the Basket Components for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 85-I dated June 25, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on price movements in the Basket Commodities and the performance of the European Union euro relative to the U.S. dollar. Price movements in the Basket Commodities may not correlate with each other, or with exchange rate movements of the European Union euro. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components, particularly if the Basket Components that appreciate are of relatively low weight in the Basket. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket, the Basket Commodities, the Basket Currency, the Reference Currency or contracts relating to the Basket Components for which there is an active secondary market. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.
  INVESTMENTS RELATED TO THE VALUE OF THE BASKET COMMODITIES MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The value of each Basket Commodity is subject to variables that may be less significant to the values of securities such as stocks and bonds. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on metal, crude oil, natural gas and corn prices and metal-, crude oil-, natural gas-, and corn-linked instruments than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the prices of the Basket Commodities to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.
  CURRENCY EXCHANGE RISK — The value of any currency, including the European Union euro and the U.S. dollar, is at any moment a result of the supply and demand for the currency, and may be affected by complex political and economic factors. The value of the European Union euro, relative to the U.S. dollar, is at any moment the result of the interaction between many factors directly or indirectly affecting economic or political developments in the European Union (including its member countries) and the United States, including economic and political developments in other countries. These factors include inflation rates, interest rates, balance of payments in the member countries of the European Union and the United States and between each country and its major trading partners, and the extent of governmental surplus or deficit in the member countries of the European Union and the United States.
  NO INTEREST PAYMENTS OR RIGHTS AVAILABLE IN INSTRUMENTS LINKED TO THE BASKET CURRENCY, THE REFERENCE CURRENCY, THE BASKET COMMODITIES OR RELATED COMMODITIES CONTRACTS DIRECTLY — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of forward or futures contracts on or other instruments linked to the Basket Currency, the Reference Currency or the Basket Commodities have. The return on your notes will not reflect the return you would realize if you actually purchased the Basket Currency, the Reference Currency, the Basket Commodities or exchange-traded or over-the-counter instruments based on any of the Basket Components.
  CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED BASKET COMPONENTS MAY OFFSET EACH OTHER — The performance of the Basket is determined by the performance of the seven Basket Commodities and the European Union euro relative to the U.S. dollar. Price movements in the Basket Commodities may not correlate with each other, and may not correlate with exchange rate movements of the European Union euro. As a result, your investment in the notes may only yield a positive return if a broad-based rise in commodity and currency values occurs across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the European Union euro may be moderated, or more than offset by, lesser increases or declines in the closing level of Copper.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of Seven Commodities and the Performance of the European Union Euro Relative to the U.S. Dollar	TS-2
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate exceeds that reflected in the publicly available information, the European Union euro must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the prices of the Basket Commodities and in the Basket Currency and the Reference Currency;
    the market price of the physical commodities upon which the futures contracts that compose the applicable Basket Commodity are based or the exchange-traded futures contracts on such Basket Commodities;
    the time to maturity of the notes;
    supply and demand trends for each of the Basket Commodities at any time;
    interest and yield rates in the market generally as well as in each of the Basket Currency’s and Reference Currency’s countries;
    suspension or disruption of market trading in the Basket Currency or the Reference Currency;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the Basket Currency and the Reference Currency; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note
The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 175%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (175%)	Additional Amount		Principal		Payment at Maturity

180	80.00%	140.00%	$1,400.00	+	$1,000.00	=	$2,400.00
170	70.00%	122.50%	$1,225.00	+	$1,000.00	=	$2,225.00
160	60.00%	105.00%	$1050.00	+	$1,000.00	=	$2,050.00
150	50.00%	87.50%	$875.00	+	$1,000.00	=	$1,875.00
140	40.00%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
130	30.00%	52.50%	$525.00	+	$1,000.00	=	$1,525.00
120	20.00%	35.00%	$350.00	+	$1,000.00	=	$1,350.00
110	10.00%	17.50%	$175.00	+	$1,000.00	=	$1,175.00
105	5.00%	8.75%	$87.50	+	$1,000.00	=	$1,087.50
100	0.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
90	-10.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
80	-20.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
70	-30.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
60	-40.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
50	-50.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
40	-60.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
30	-70.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00
20	-80.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of Seven Commodities and the Performance of the European Union Euro Relative to the U.S. Dollar	TS-3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $350 and the final payment at maturity is equal to $1,350 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 175%) = $1,350

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.
Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.
Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $175 and the final payment at maturity is equal to $1,175 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 175%) = $1,175

Historical Information

The following graphs show the historical weekly performance of each Basket Commodity, the Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, which is the amount of U.S. dollars that that can be exchanged for one European Union euro (which we refer to in this term sheet as the exchange rate), as well as the Basket as a whole from January 4, 2002 through June 22, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Component Weightings specified on the cover of this term sheet on that date. The Aluminum closing level on June 22, 2007 was 2659.50. The Copper closing level on June 22, 2007 was 7510. The Corn closing level on June 22, 2007 was 367.50. The Crude Oil closing level on June 22, 2007 was 69.14. The Gold closing level on June 22, 2007 was 652.85. The Natural Gas closing level on June 22, 2007 was 7.13. The Silver closing level on June 22, 2007 was 1315.50. The exchange rate of the European Union euro at approximately 4:00 p.m., New York City time, on June 22, 2007, was 1.3470.

The exchange rate displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The closing spot rates and the historical weekly Basket performance data in such graph were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rate of the Basket Currency at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rate on the pricing date, at approximately 11:00 a.m., New York City time on such date), that would be derived from the applicable Reuters page as set forth on the cover of this term sheet. The Spot Rate of the European Union euro, at approximately 11:00 a.m. New York City time, on June 22, 2007, was 1.34285, calculated in the manner set forth on the cover of this term sheet.

We obtained the various Basket Commodity closing levels and Basket Currency exchange rates below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical performance of each Basket Commodity, the Basket Currency and the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any of the Basket Commodities or the Spot Rate of the Basket Currency on the Observation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of more than the principal amount of your initial investment.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of Seven Commodities and the Performance of the European Union Euro Relative to the U.S. Dollar	TS-4

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of Seven Commodities and the Performance of the European Union Euro Relative to the U.S. Dollar	TS-5